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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:3235-0167 Expires:December 31, 2014 Estimated average burden hours per response: 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-53935

HARVARD ILLINOIS BANCORP, INC.
(Exact name of registrant as specified in its charter)

58 North Ayer Street Harvard, Illinois 60033 (815) 943-5261
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)     ☒

Rule 12g-4(a)(2)     ☐

Rule 12h-3(b)(1)(i) ☒

Rule 12h-3(b)(1)(ii)☐

Rule 15d-6              ☐

Approximate number of holders of record as of the certification or notice date:			279

Pursuant to the requirements of the Securities Exchange Act of 1934, Harvard Illinois Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 4, 2014		HARVARD ILLINOIS BANCORP, INC.

		By:	/s/ Donn L. Claussen
Donn L. Claussen President and Chief Executive Officer

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